Contact

www.linkedin.com/in/johngriveas88
(LinkedIn)

Top Skills

Applied AI
Structured Communication
Systems Thinking

Languages

English

Honors-Awards

Eagle Scout
Phi Theta Kappa

John Griveas

Co-Founder, Fetch! Dog Treats™ | Founder-Led CPG | Manufacturing & Operations | Author of Staying Grounded
Buffalo, New York, United States

Summary

I'm the co-founder and operator of Fetch! Dog Treats™, a founder-led, mission-driven CPG brand built over the past decade into a national business with consistent wholesale and direct-to-consumer demand.

Since launching Fetch! in 2015, we've established retail partnerships nationwide and sell through platforms including Faire, WholesalePet, and our own DTC channel. The business has been featured in local media and industry settings for both product quality and operational discipline.

My background is rooted in execution and service. I began working young, served in the U.S. Navy, earned Eagle Scout, and volunteered as a firefighter and EMT. That foundation shaped how I approach leadership: identify constraints, build systems, and solve problems pragmatically.

Today, my focus is on scaling founder-led consumer brands by aligning operations, throughput, and working capital with proven demand. I'm particularly interested in conversations around constraint removal, manufacturing efficiency, and sustainable growth.

I'm also the author of Staying Grounded: Using AI to Parent Through the Chaos (forthcoming).

Experience

Fetch! Gourmet Dog Treats, LLC

Co Owner & Vice President
July 2014 - Present (11 years 10 months)
Buffalo, New York, United States

Co-founder and day-to-day operator of Fetch! Dog Treats™, a founder-led CPG brand built over the past decade into a national business with consistent wholesale and direct-to-consumer demand.

Responsible for operations, production planning, sales strategy, channel management, and vendor relationships. Helped grow the business from a small local operation into a brand carried by hundreds of retail partners nationwide, with sales through Faire, WholesalePet, and direct channels.

Led trade show participation, wholesale account development, pricing strategy, and operational systems while maintaining product quality and brand consistency. Closely involved in identifying and addressing operational constraints impacting throughput and working capital efficiency.

Current focus is on removing a key production bottleneck to unlock additional revenue from existing demand without expanding footprint or changing go-to-market strategy.

Self-employed
Author — Staying Grounded: Using AI to Parent Through the Chaos
January 2025 - Present (1 year 4 months)
Buffalo, New York, United States

Author of Staying Grounded: Using AI to Parent Through the Chaos, a forthcoming practical guide focused on emotional regulation, structured communication, and decision-making under stress using modern AI tools.

The book explores how parents can use AI to improve clarity, consistency, and self-regulation in complex co-parenting and high-conflict situations. Early drafts are currently being shared with select reader groups for feedback ahead of publication.

This work reflects a broader interest in applied AI, structured communication, and systems thinking in high-stakes personal environments.

Buffalo & Erie County Naval & Military Park's Veterans & Citizens Action Team
Member
March 2017 - Present (9 years 2 months)
Buffalo/Niagara, New York Area

The mission of the Buffalo $ Erie County Naval & Military Park is "Honor, Educate and Inspire." Members of the Veterans & Citizens Action Team are tasked with ensuring that the park's message is delivered by working to continually improve the manner in which we educate the community at large about Buffalo's proud and important military history. In part, by recognizing and honoring our fearless veterans by giving them a platform to tell their stories so that they may never be forgotten.

Orchard Park Farmers Market LLC
Co-Founder
January 2016 - October 2019 (3 years 10 months)
Orchard Park, NY

As the creator and organizer of the Orchard Park Farmers & Artisans Market, I am responsible for curating a weekly open-air market featuring 15-20 local farmers and artisans, food trucks, and live entertainment. The market runs from May to October in Orchard Park, NY, providing an opportunity for small business owners to connect with community members and showcase their locally grown, produced, baked, or made products. In addition, the market promotes the "shop small" experience and supports the growth of small businesses in Orchard Park, East Aurora, West Seneca, West Falls, Colden, Elma, and Buffalo areas.

WNY Heroes, Inc.
Member of the Board of Directors
January 2016 - October 2016 (10 months)

The mission of WNY Heroes is to provide veterans, members of the armed services, and the widows and children of deceased veterans with access to essential services, financial assistance and resources that support their lives and sustain their dignity.

Founded in 2007 by U.S. Army veteran Chris M. Kreiger and community activist Dionne Kane, WNY Heroes is an IRS 501(c) (3) not-for-profit organization serving the needs of Western New York's veterans and their families.

Through direct experience, WNY Heroes has identified substantial gaps in post-combat care that must be addressed to enable veterans and their families to regain stability and health in their personal and professional lives.

Goal: WNY Heroes provides monetary assistance to bridge the gap and help alleviate the impact of financially based post-combat challenges.

Goal: WNY Heroes provides veterans and their families with access to organizations supporting health and housing needs, while also offering family care services through simple-yet-essential gestures such as delivering food, holiday gifts and school supplies to veterans' children.

Future Vision

It is the vision of WNY Heroes to create a centralized resource to meet the needs of veterans and their families through collaborations with partnering community organizations. Partner organizations will provide direct support or serve as bridge organizations for physical and mental health, financial, legal and workforce development opportunities, and they will either house corporate offices on-site or provide on-site satellite offices.

Security Credit Systems Inc
Office Collection Manager / Account Representative
November 2010 - July 2016 (5 years 9 months)
Buffalo, NY

As an Office Manager and Account Representative, I have diverse responsibilities in recovering past due higher educational debt. As Office Manager, I co-manage a team of 30+ collectors and supervisors, tracking daily dollars collected, auditing accounts, and ensuring compliance with debt collection laws. I also handle employee attendance, scheduling, and counseling. I routinely review files and reports to identify areas of need and submit suggestions and action plans to the Director of Collection Operations. Additionally, I have written a detailed Standard Operating Procedure for Collection Supervisors.

As an Account Representative, I manage a portfolio of 1200+ tuition and federal Perkins Loan accounts. My role includes contacting students who have defaulted on their obligations and assisting them in finding ways to resolve their past-due accounts and avoid further adverse credit reporting or legal action. I am a professional skip tracer, able to effectively utilize multiple platforms to locate and make contact with our students. In addition, I am dedicated to staying up to date on changing laws, trends, and techniques in my field through networking and online resources.

Buffalo Exterminating
Service Technician
April 2010 - November 2010 (8 months)

As a Seasonal Technician at Buffalo Exterminating, I provided face-to-face service to clients. Utilizing my training and experience, I identified potential areas of concern and recommended methods or services to address them, often resulting in increased revenue for the company. In addition, I had daily interactions with clients and used my expertise to find solutions to their needs.

TransAtlantic Associates, LLC
Sales Consultant
September 2009 - October 2010 (1 year 2 months)

As a Vendor Sales Representative for Emergency/Safety Lighting Equipment, I was responsible for identifying and contacting potential clients in the emergency and transportation services sectors, including Fire/Rescue, Police, Highway/Road construction, and Funeral Escorts. My role involved researching and identifying new opportunities for sales and establishing relationships with key decision-makers to promote our products and services. In addition, I used my expertise in emergency and safety lighting to provide solutions to clients' needs and help them ensure the safety of their personnel and vehicles.

Windham Professionals
Supervisor
January 2009 - May 2009 (5 months)

As a Team Manager for a group of 19 collectors, I was responsible for overseeing the day-to-day operations of my direct reports and ensuring their compliance with federal, state, and local laws and corporate policy. This included scheduling, coaching, training, monitoring collectors' calls, and auditing accounts. I ran daily reports and regularly met with upper management to address areas of concern and implement coaching strategies to improve performance. I reported directly to the Collection Manager and played a key role in ensuring the team's success.

Pioneer Credit Recovery
Supervisor
December 2005 - August 2008 (2 years 9 months)

As a Debt Collector at Pioneer Credit Recovery, I was responsible for contacting individuals with past-due accounts and negotiating payment plans to resolve their debts. I demonstrated strong communication and interpersonal skills as I worked to establish relationships with clients and find mutually beneficial solutions. After just six months with the company, I was promoted to Manager, where I oversaw a team of collectors and played a vital role in the department's day-to-day operations. My responsibilities included scheduling, coaching, and training team members, monitoring calls, and auditing accounts for compliance with federal, state, and local laws and corporate policy. I also ran daily reports and worked with upper management to address areas of concern and implement strategies for improvement. From December 2005 to August 2008, I significantly contributed to Pioneer Credit Recovery's success.

AuroraGreen Landscapes
Foreman
April 2001 - October 2006 (5 years 7 months)

As the Foreman of a small landscape business in East Aurora, NY, I was responsible for overseeing all field operations, including mowing lawns, plowing driveways, planting trees and shrubs, and installing hardscapes. I managed a team of landscapers and ensured that all projects were completed efficiently and to the highest standards. In addition, I played a key role in the business's day-to-day operations. I was responsible for managing schedules, assigning tasks, and providing guidance and training to team members. With my extensive knowledge of landscaping techniques and a strong attention to detail, I made a significant contribution to the company's success from April 2001 to October 2006.

NYS Naval Militia
Veteren
January 2001 - January 2004 (3 years 1 month)

In the aftermath of the 9/11 attacks in New York City, I played a critical role in maintaining security by standing guard alongside Homeland Security, the NYPD, and the MTA. My duties involved monitoring and protecting designated areas to ensure the public's safety and prevent further harm. I took on this important responsibility with dedication and vigilance, making a valuable contribution to the efforts of these agencies in a time of crisis.

US Navy Active Reserves
Veteren
December 1999 - January 2004 (4 years 2 months)

US Navy
Constructionman

December 1997 - November 1999 (2 years)

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Education

Houghton College

BS Degree, Business Management · (2006 - 2007)

Erie Community College

Associates, Liberal Arts · (January 2002 - September 2004)

East Aurora High School

Diploma, General Studies, Criminal Justice · (1994 - 1997)